UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 19)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Andrew R. Brownstein Wachtell, Lipton, Rosen & Katz 51 West 52nd St New York, New York 10019 (212) 403-1000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 19 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the unsolicited tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), at a purchase price of $69.00 per Share (the “Offer Price”), net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”), included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010.
Item 2. Identity and Background of Filing Person.
     Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the first paragraph in the section entitled “Tender Offer”:
          “On January 24, 2011, Sanofi and Offeror extended the expiration of the Offer to 11:59 p.m. New York City time, on February 15, 2011. Sanofi and Offeror may further extend or withdraw the Offer.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the section entitled “(b) Arrangements with Offeror and Sanofi”:
     “On January 31, 2011, because ongoing discussions had progressed to the point where the Company had determined to provide Sanofi access to certain non-public information, the Company and Sanofi entered into a confidentiality agreement (the “Confidentiality Agreement”) in order to allow Sanofi to conduct due diligence with regard to the Company. Under the Confidentiality Agreement, Sanofi agreed, subject to certain exceptions, to keep confidential non-public information concerning the Company. Under the Confidentiality Agreement, Sanofi also agreed, subject to certain limited exceptions, that for a period of one year Sanofi will not solicit certain employees of the Company. This summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed, as Exhibit (e)(16) to this Schedule 14D-9 and is incorporated herein by reference.”
Item 4. The Solicitation and Recommendation
     Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the final paragraph under the heading “(b) Background and Reasons for the Recommendation of the Company Board — Background of the Offer”:
     “The Company Board has continued to meet from time to time to receive updates from the Company’s financial advisors and management on the status of the Offer and discussions with Sanofi and its financial advisors. Discussions between the Company’s advisors and Sanofi’s advisors and between representatives from the Company and Sanofi are continuing. These discussions have focused to a significant degree on the potential use of a contingent value right for alemtuzumab as a part of a potential resolution of the differences in valuation between the parties, and the parties have also discussed other potential terms for a negotiated transaction.
     On January 30, 2011, the Company Board met to discuss the progress of discussions with Sanofi. At this meeting, because ongoing discussions with Sanofi had progressed, the Company Board authorized the Company to enter into a confidentiality agreement with Sanofi and to allow Sanofi to conduct due diligence on the Company. On January 31, 2011, the Company and Sanofi entered into the Confidentiality Agreement. The Company can provide no assurance that discussions with Sanofi will result in a transaction that will be determined by the Company Board to be in the best interests of the Company and its shareholders.”

     Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the second to last paragraph under the heading “(b) Background and Reasons for the Recommendation of the Company Board — Reasons for the Recommendation of the Company Board” and replacing it with the following:
     “The Company Board recommended that management embark on a program to communicate with the Company’s shareholders about the intrinsic value of the Company. Accordingly, on October 22, 2010, the Company held a meeting with investors and security analysts in New York to present the Company’s near-term financial outlook, report progress on the Company’s actions to enhance shareholder value, communicate expectations for the Company’s late-stage pipeline, and outline the reasons why the Offer dramatically undervalues the Company. A copy of the Company’s presentation, a copy of the Company’s press release announcing the key points presented at the meeting and a transcript of the Company’s presentation were filed as Exhibits (a)(21), (a)(22) and (a)(23), respectively, to this Schedule 14D-9. The Company subsequently met directly with several of the Company’s shareholders in the following days. On December 20, 2010, the Company held an extensive briefing on the market potential of alemtuzumab for MS for investors and analysts, during which the Company shared internal market research and independent, third-party analysis defining the unmet needs today in MS, key features of the alemtuzumab profile that may address those needs and physician and payer perspectives on the future positioning and uptake of alemtuzumab in the MS market. A copy of the Company’s presentation, a copy of the Company’s press release announcing the key points presented at the briefing and a transcript of the Company’s presentation were filed as Exhibits (a)(28), (a)(29) and (a)(30), respectively, to this Schedule 14D-9.”
Item 7. Purpose of the Transaction and Plans or Proposals.
     Item 7 of the Schedule 14D-9 is hereby amended and restated by replacing in its entirety the last paragraph under Item 7 with the following:
     “As previously announced, the Company is pursuing strategic alternatives for its Diagnostics products, Pharmaceuticals intermediates and Cell Therapy and Regenerative Medicine businesses. The Company completed its $925 million sale of its Genetic testing business in December 2010 and has entered into an agreement to sell its Diagnostics products business for $265 million. The Company expects to complete the sale of its Diagnostics products business and enter into an agreement for the sale of its Pharmaceuticals intermediates business in the first quarter of 2011.”
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph under the subsection titled “Antitrust in the United States” under the heading “(c) Regulatory Approvals.”:
     “Pursuant to the requirements of the HSR Act, on October 4, 2010, Sanofi filed a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division. The applicable waiting period under the HSR Act expired at 11:59 p.m., New York City time, on October 19, 2010, without any action having been taken by the FTC or the Antitrust Division.”
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the first paragraph under the subsection titled “Foreign Competition Law Filings” under the heading “(c) Regulatory Approvals.”:
     “On January 12, 2011, Sanofi announced that the EU cleared the Offer unconditionally under the EU merger control rules, Council Regulation No. 139/2004.”

Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(36)	Press release issued by Genzyme, dated January 31, 2011.

(e)(15)	Letter Agreement, dated January 31, 2011, by and between Genzyme and Sanofi.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2011	GENZYME CORPORATION
	By:	/s/ Thomas J. DesRosier
		Name:	Thomas J. DesRosier
		Title:	Senior Vice President, General Counsel and Chief Legal Officer